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Honey & Hops Brew Works

Front Royal, VA 22630
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
Honey & Hops Brew Works is seeking investment to expand our production and open an outdoor venue 12 min from our current location.
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INVESTOR PERKS

Honey & Hops Brew Works is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Every bit helps Invest $100 or more to qualify. Unlimited available

Our heartfelt thanks!

Swag Bundle Invest $300 or more to qualify. 30 of 30 remaining

Hoodie, hat, pair of wine glasses.

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HONEY & HOPS BREW WORKS

Honey & Hops is growing. Again!

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Our Story

We come from a large family, in the largest state. No, not Texas. ;) Creativity, Family, Traditions, Faith. These are things that have helped shape who we are today.

When we first opened our doors in April of 2020, we were out of the gate with 5 flavors. 4 of those were sessions, and then our full bodied Back Trails blueberry mead. Since then we've released over 30 flavors, and will continue to push the boundaries of your taste buds, with our honey wine.

Our Mission

To offer the highest quality locally sourced products, served in a casual environment with the guests experience and pleasure being paramount to all. Supporting our staff with knowledge through training and experience, we hope to make everyone's visit a visit worth recommending and repeating. A family focused environment, that maintains cleanliness while we deliver the highest quality mead possible and continually push the boundaries of possibility. The driving force behind establishing the Honey & Hops Brew Works brand is a vision of quality delivered with our personality.

What's Next?

We've released over 30 flavors since we opened in the early stages of the global pandemic back in 2020. It's incredibly rare for someone to come in and not find something they enjoy, whether beer drinkers, wine drinkers, or liquor drinkers. Mead can have something for everyone.

We are quickly on track for our sales to outpace our production. In order to remedy this we're in need of a bigger production space. Currently, we have a small indoor winery located on Main St. in Front Royal VA. We're looking to expand by purchasing land. This will solve our immediate needs of expanding our production, by allowing us room to build a larger facility on that land, and also our longer term goals, of building a larger tasting room more reminiscent of a typical farm winery or brewery. With outdoor space for adults, or families with children, onsite cabin rentals, and even a contemporary wedding venue.

The property we are currently exploring is within a 12-min drive of our existing location, and sits on approximately 60 acres. With a creek running along one side of the property, and a small seasonal stream through another portion, parts of the land are already cleared for grapes or other fruit, and an existing house available to rent out with minimal upgrades needed before generating income.

Beyond that there is a barn on the property that we'll be retrofitting as a production space. All funds raised here will go towards outfitting that productions space so we can hopefully have it up and running by the end of this year.

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Our business has experienced rapid expansion, outgrowing two locations in just 3 years. Remarkably, we achieved profitability in our first year and have maintained a largely debt-free operation ever since. Our commitment to quality and exceptional hospitality has fueled our success, and we are dedicated to putting in the hard work necessary to maintain it. With a captivating backstory and strong customer engagement, our loyal following continues to grow every day. Our impressive growth rate of over 60% from 2021-2022 is a testament to our thriving business, and we are currently on track to achieve an additional 50%+ growth just in our tasting room, from 2022- 2023. All this while we continue to expand both our wholesale and event sales.

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THE TEAM
Ian Rushing
Adam Rushing
Isaac Rushing
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build out $23,312
Mainvest Compensation $1,688
Total $25,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$346,873	$359,014	$371,579	$384,584	$398,044
Cost of Goods Sold	$84,136	$87,080	$90,127	$93,281	$96,545
Gross Profit	$262,737	$271,934	$281,452	$291,303	$301,499

EXPENSES

Rent	$20,900	$20,900	$20,900	$20,900	$20,900
Salaries & Wages	$108,097	$110,799	$113,568	$116,407	$119,317
Tools & Supplies	$14,772	$15,141	$15,519	$15,906	$16,303
Repairs & Maintenance	$10,526	$10,789	$11,058	$11,334	$11,617
Marketing	$9,079	$9,305	$9,537	$9,775	$10,019
Disposable Supplies	$4,997	$5,121	$5,249	$5,380	$5,514
R&D	$4,576	$4,690	$4,807	$4,927	$5,050
Charitable Contributions	$2,284	$2,341	$2,399	$2,458	$2,519
Insurance	$2,177	$2,231	$2,286	$2,343	$2,401
Internet / Telecom	$2,238	$2,293	$2,350	$2,408	$2,468
Local Taxes	$2,514	$2,576	$2,640	$2,706	$2,773
State Income Tax (VA)	$15,390	$15,774	$16,168	$16,572	$16,986

Meals (50%) $3,088 $3,165 $3,244 $3,325 $3,408

Musicians fee $2,858 $2,929 $3,002 $3,077 $3,153

Utilities $2,300 $2,357 $2,415 $2,475 $2,536

Taxes and Licenses $1,731 $1,774 $1,818 $1,863 $1,909

Advertising $1,500 $1,537 $1,575 $1,614 $1,654

Dues & Subscriptions $1,482 $1,519 $1,556 $1,594 $1,633

excise tax $1,434 $1,469 $1,505 $1,542 $1,580

Payroll Service Fees $1,146 $1,174 $1,203 $1,233 $1,263

Miscellaneous Expenses $3,112 $3,189 $3,268 $3,349 $3,432

Operating Profit $46,536 $50,861 $55,385 $60,115 $65,064

This information is provided by Honey & Hops Brew Works. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Honey - Hops Brew Works.pdf

Investment Round Status

Target Raise $25,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends August 18th, 2023

Summary of Terms

Legal Business Name Honey & Hops, LLC, Honey & Hops Brew Works

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 3%-9%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

Our business has experienced rapid expansion, outgrowing two locations in just 3 years. Remarkably, we achieved profitability in our first year and have maintained a largely debt-free operation ever since. Our commitment to quality and exceptional hospitality has fueled our success, and we are dedicated to putting in the hard work necessary to maintain it.

With a captivating backstory and strong customer engagement, our loyal following continues to grow every day. Our impressive growth rate of over 60% from 2021-2022 is a testament to our thriving business, and we are currently on track to achieve an additional 50% growth from 2022- 2023. The biggest thing standing in our way, is our ability to produce more.

Risk Factors

We've seen continued growth since our opening during a global pandemic. We have a solid customer base, and are only going to continue to grow from where we are. The question is how quickly or slowly we'll be growing.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Honey & Hops Brew Works to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Honey & Hops Brew Works operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Honey & Hops Brew Works competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Honey & Hops Brew Works's core business or the inability to compete successfully against the with other competitors could negatively affect Honey & Hops Brew Works's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Honey & Hops Brew Works's management or vote on and/or influence any managerial decisions regarding Honey & Hops Brew Works. Furthermore, if the founders or other key personnel of Honey & Hops Brew Works were to leave Honey & Hops Brew Works or become unable to work, Honey & Hops Brew Works (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Honey & Hops Brew Works and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Honey & Hops Brew Works is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Honey & Hops Brew Works might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Honey & Hops Brew Works is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Honey & Hops Brew Works

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Honey & Hops Brew Works's financial performance or ability to continue to operate. In the event Honey & Hops Brew Works ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Honey & Hops Brew Works nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Honey & Hops Brew Works will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Honey & Hops Brew Works is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Honey & Hops Brew Works will carry some insurance, Honey & Hops Brew Works may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Honey & Hops Brew Works could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Honey & Hops Brew Works's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Honey & Hops Brew Works's management will coincide: you both want Honey & Hops Brew Works to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Honey & Hops Brew Works to act conservative to make sure they are best equipped to repay the Note obligations, while Honey & Hops Brew Works might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Honey & Hops Brew Works needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Honey & Hops Brew Works or management), which is responsible for monitoring Honey & Hops Brew Works's compliance with the law. Honey & Hops Brew Works will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Honey & Hops Brew Works is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Honey & Hops Brew Works fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Honey & Hops Brew Works, and the revenue of Honey & Hops Brew Works can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Honey & Hops Brew Works to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Honey & Hops Brew Works. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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